JPMORGAN TRUST I

245 PARK AVENUE

NEW YORK, NEW YORK 10167

August 21, 2009

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: James O’Connor

Re:  JPMorgan International Opportunities Plus Fund (“Fund”), a series of
JPMorgan Trust I (“Trust”) – Post-Effective Amendment No. 76(“PEA#76”)

Dear Mr. O’Connor:

Pursuant to your request, this letter is provided in response to the comments that you provided on October 23, 2008 concerning the registration statement for the JPMorgan International Opportunities Plus Fund (“Fund”). The following is a summary of your comments as well as our responses on behalf of JPMorgan Trust I (the “Trust”). Each on of your comments is repeated below, followed by the Trust’s response.

1.

Comment: The Prospectus indicates that the Fund’s Board of Trustees may change any of the Fund’s investment policies without shareholder approval. Please indicate whether the Fund will provide shareholders with 60 days’ advance notice if its changes any of its non-fundamental policies.

Response: The registration statement does not obligate the Fund to provide advance notice of non-fundamental policy changes as the Trust believes that it is not obligated to provide such notice by the Investment Company Act of 1940, as amended (“1940 Act”). Although there may be instances where the Fund elects to provide such notice, mandating advance notice of every policy change may be costly, impracticable and in some cases, delay implementation of investment strategies that benefit the Fund and its shareholders. As a result, the Fund has not indicated in the registration statement that shareholders will be notified in advance of changes to the Fund’s non-fundamental investment policies.

2.	Comment: Include a statement regarding limits, or the lack thereof, on the Fund’s ability to invest in emerging markets.

Response: On page 1 of the prospectus, it is disclosed that “The Fund’s assets may also be invested to a limited extent in emerging markets issuers.” The Fund also discloses “Emerging Markets Risk” as a main investment risk in the prospectus.

3.	Comment: Consider clarifying the description of “Plus” on page 1 of the Fund’s prospectus.

Response: The Fund has worked with the Staff in formulating the “Plus” description in previous JPMorgan Fund filings and believes that the description is clear and complete.

4.	Comment: Include a statement regarding limits, or lack thereof, on the Fund’s ability to invest in derivatives?

Response: On page 1 of the Prospectus, it is indicated that the Fund may use derivatives for hedging purposes, for risk management and to increase the Fund’s income or gains. The Fund’s use of derivatives for all of these purposes is limited by Section 18 of the 1940 Act. The Fund intends to comply with the applicable asset segregation requirements for each type of derivative transaction. Additionally, the risks associated with the Fund’s investments in derivatives are described under “Derivatives Risk” and “Swap Agreements Risk” in the Prospectus.

5.

Comment: Although it is disclosed that the Fund may invest in exchange-traded funds, the Fee Table does not include a line item for “Acquired Fund Fees.” Why is there no such line item in the Fee Table?

Response: The information in the Fee Table is accurate and under Item 3, Instruction 3(f)(i), there is no requirement to include a line item for “Acquired Fund Fees” if such fees are less than 1 basis point (0.001%).

6.	Comment: Consider adding more detail to about which share class an investor should purchase, in particular about the time horizon. “What kind of shares can I buy?”

Response: The Trust believes that its disclosure appropriately indicates to potential shareholders the differences that should be considered when choosing a share class, including noting that an investor should consider their time horizon in choosing a share class. The Trust believes that its disclosure meets the requirements and spirit of Item 12(c).

In connection with your review of the Fund’s Post-Effective Amendment No. 76 filed by the Trust on August 26, 2008, the undersigned hereby acknowledges on behalf of the Trust that:

- the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the Filings;

- comments of the staff of the Securities and Exchange Commission ("Staff"), if any, or changes to disclosure in response to Staff comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission ("SEC") from taking any action with respect to the filing made; and

- the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 648-2085.

Sincerely,

/s/ John T. Fitzgerald

John T. Fitzgerald

Assistant Secretary